DoubleU Games Announces Proposal to Acquire Remaining Publicly Held ADSs of DoubleDown Interactive

Proposed Buyout Would Unify the DoubleU Games Group and Enhance Operational Synergies and Capital Allocation Efficiency

SEOUL, Republic of Korea, April 28, 2026 – DoubleU Games Co., Ltd. (KRX: 192080) ("DoubleU Games" or the "Company") today disclosed that it has delivered a written proposal to the Board of Directors of DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) ("DDI") to acquire all issued and outstanding American Depositary Shares ("ADSs") of DDI not currently held by DoubleU Games at a price of $11.25 per ADS in an all-cash transaction (the "Transaction"), representing an aggregate value of approximately $184 million. Each ADS corresponds to one-twentieth (1/20) of one DDI common share. Upon completion of the Transaction, DDI would be a wholly owned subsidiary of DoubleU Games.

The Transaction is expected to generate significant benefits for both companies and their stakeholders, as it would:

- Enable full strategic and operational integration of the DoubleU Games group, unifying the product, technology, and live operations teams across the combined social casino portfolio; and

- Consolidate financial resources of DoubleU Games and DDI into a single balance sheet, allowing the Company greater flexibility to allocate capital toward new content, new game genres, and value-creating acquisitions.

The full text of the proposal letter delivered to DDI's Board of Directors is set forth below:

April 28, 2026

VIA EMAIL

Board of Directors
DoubleDown Interactive Co., Ltd.
13F, Gangnam Finance Center
152 Teheran-ro, Gangnam-gu
Seoul 06236, Republic of Korea

Dear Members of the Board:

DoubleU Games Co., Ltd. ("DoubleU Games" or "we") hereby submits a proposal for a transaction pursuant to which DoubleU Games would acquire, through a comprehensive share exchange under Korean law, all outstanding common shares of DoubleDown Interactive Co., Ltd. ("DDI") not presently owned by DoubleU Games (including those represented by ADSs), representing approximately 32.95% of DDI's outstanding common shares. Under the terms of our proposal, the holders of ADSs of DDI other than DoubleU Games would be entitled to receive $11.25 in cash for each ADS (the "Transaction"). Each ADS represents one-twentieth (1/20) of one DDI common share. The offer price equals the 52-week high price of DDI's ADSs on the NASDAQ Global Select Market and represents;

- a premium of approximately 22.4% over the DDI ADS closing price on April 27, 2026;

- A 26.9% premium to the volume-weighted average price of the Common Stock over the last 30 trading days through March 16, 2026; and

- A 27.1% premium to the volume-weighted average price of the Common Stock traded during 2026.

We believe the proposed Transaction offers DDI's public ADS holders immediate, certain cash value at a meaningful premium—a compelling outcome given current market volatility across the gaming sector. We anticipate that DDI's Board of Directors will form a special committee of independent directors to consider our proposal. DoubleU Games will not proceed without the recommendation of such special committee, acting independently and in accordance with its fiduciary duties and the execution of a mutually agreed definitive agreement.

As DDI's controlling shareholder and long-term partner of over a decade, DoubleU Games does not anticipate extensive pre-signing due diligence and expects a confirmatory review only. The Transaction will be fully funded through available cash and committed financing and will not be subject to any financing condition. We anticipate timely receipt of all applicable regulatory approvals and do not expect the Transaction to require any shareholder approval of DoubleU Games other than as required under applicable Korean law. We further expect to obtain all customary regulatory approvals applicable to cross-border going-private transactions of this nature in a timely manner.

DoubleU Games currently holds approximately 67.1% of DDI's outstanding common shares and, in that capacity, intends to vote in favor of the Transaction. DoubleU Games will not support any alternative transaction involving DDI—including any competing sale, merger, or comparable corporate event—and has no intention to reduce its shareholding.

Please note that this letter is a non-binding expression of interest, and DoubleU Games reserves the right to amend or withdraw it at any time. No obligations will arise until a definitive agreement is executed. The Transaction will be subject to customary closing conditions, including: (i) the affirmative vote of at least 95% of DDI's outstanding common shares, including a majority of votes cast by shareholders other than DoubleU Games; and (ii) receipt of all required regulatory clearances.

In accordance with our Schedule 13D obligations, we intend to disclose this proposal publicly upon delivery and will file this letter with the U.S. Securities and Exchange Commission. DoubleU Games has engaged Paul Hastings LLP and Kim & Chang as its U.S. and Korean legal advisors, respectively, in connection with the Transaction. We are available to discuss any aspects of this proposal at your convenience.

Sincerely,

/s/ Jaeyoung Choi
Jaeyoung Choi,
Chief Financial Officer

About DoubleU Games Co., Ltd.

DoubleU Games Co., Ltd. (KRX: 192080) is a premier mobile social casino game developer and publisher headquartered in Seoul, Republic of Korea. Founded in 2012, the Company has built a portfolio of popular free-to-play titles enjoyed by players across the globe, including its marquee franchise *DoubleU Casino*. Through its majority-owned subsidiary DoubleDown Interactive Co., Ltd. (NASDAQ: DDI). For more information, please visit www.doubleugames.com.

Forward-Looking Statements

Certain statements in this press release constitute "forward-looking statements" under the U.S. Private Securities Litigation Reform Act of 1995 and applicable Korean securities laws, identifiable by terms such as, "may," "will," "anticipate," "believe," "expect," "estimate," "intend," "plan," "should," "could," "target," "goal," "potential," "opportunity," "continue" or similar expressions. These statements reflect management's current expectations on the proposed Transaction and are not guarantees of future results or performance. Actual results may differ materially due to risks including the possibility that the Transaction is not agreed to or completed, that closing conditions are not satisfied, or that expected benefits are not realized. See DDI's SEC filings, including its annual report on Form 20-F and reports on Form 6-K, for additional risk factors. DoubleU Games undertakes no obligation to update these statements except as required by law.

No Offer or Solicitation

Nothing in this press release shall be construed as constituting an offer to purchase, sell, or exchange, or a solicitation of an offer to purchase, sell, or exchange, any securities, or as soliciting any vote or proxy in connection with the proposed Transaction or in any other context, in any jurisdiction where such offer, solicitation, or sale would not be permitted under applicable law. Any offer of securities, to the extent one is made, will only be made in compliance with applicable registration requirements or an available exemption therefrom under the laws of the United States, the Republic of Korea, and any other applicable jurisdiction.

Additional Information and Where to Find It

This press release relates to DoubleU Games' proposal to acquire all outstanding American Depositary Shares of DDI not currently beneficially owned by DoubleU Games. If a definitive agreement is reached, DDI and/or DoubleU Games may file with the SEC a proxy statement, a Schedule 13E-3 going-private transaction statement, and/or other required documents. This press release does not substitute for any such regulatory filings.

INVESTORS AND SECURITY HOLDERS SHOULD CAREFULLY REVIEW IN FULL THE PROXY STATEMENT, SCHEDULE 13E-3 TRANSACTION STATEMENT, AND ALL OTHER RELEVANT MATERIALS FILED WITH THE SEC AS SOON AS THEY BECOME AVAILABLE, AS THESE FILINGS WILL INCLUDE IMPORTANT DISCLOSURES CONCERNING DOUBLEU GAMES, DDI, AND THE PROPOSED TRANSACTION. When filed, such documents will be available without charge on the SEC's website at www.sec.gov. Documents filed by DoubleU Games will also be accessible through the investor relations section of DoubleU Games' website at www.doubleugames.com/ir.

Investor Inquiries:

Young Ju Shim, Head of Investor Relations
DoubleU Games Co., Ltd.
Email: ir@doubleugames.com